GOLDCORP

TSX: **G**     NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
**Tel:** (604) 696-3000
**Fax:** (604) 696-3001

# GOLDCORP PROVIDES UPDATE ON MARLIN ACCIDENT

**Vancouver British Columbia – April 17, 2016 - GOLDCORP INC. (TSX: G, NYSE: GG)** (the "Company")  announced today that the accident which took place at its Marlin mine in Guatemala earlier this week has resulted in one fatality.  The Company reported Thursday that a worker was trapped underground when an unexpected fall-of-rock occurred. The company immediately dispatched first responders to conduct search and rescue operations. Tragically, rescue efforts ended in the recovery of the employee early this morning. No other employees were injured in the accident.

"All of us at Goldcorp are deeply saddened by this tragic news," said David Garofalo, President and Chief Executive Officer. "Our highest priority is the health and safety of our employees. On behalf of all of us at Goldcorp, I wish to extend my prayers and condolences to the worker's family, friends and to his co-workers at Marlin."

The company is fully cooperating with relevant authorities and mining operations at Marlin remain suspended while the investigation is underway. The company is committed to reviewing safety procedures to ensure safety remains the highest priority across all of its operations.

### *About Goldcorp*

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas.  A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

**For further information, please contact:**

Lynette Gould
Director, Investor Relations
Goldcorp Inc.
Telephone: (604) 695-1446
E-mail:  info@goldcorp.com
www.goldcorp.com

Christine Marks
Director, Corporate Communications
Goldcorp Inc.
Telephone: (604) 696-3050
E-mail:  media@goldcorp.com
www.goldcorp.com